SCHEDULE 13G

                        Under the Securities and Exchange Act of 1934

                                       (Amendment No.)

                               Mediware Information Systems, Inc.
                                       (Name of Issuer)

                                 Common Stock, $.10 par value
                                (Title of Class of Securities)

                                          584946107
                                        (CUSIP Number)

                                          12/31/2005
                                        (Date of Event)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1    (b)
[ ]  Rule 13d-1    (c)
[ ]  Rule 13d-1    (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

1 NAME OF REPORTING PERSON
  S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bares Capital Management, Inc.
  TAX # 742961140

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  A
  B x

3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION

  USA, Texas

5 SOLE VOTING POWER

  770

6 SHARED VOTING POWER

  546,956

7 SOLE DISPOSITIVE POWER

  770

8 SHARED DISPOSITIVE POWER

  546,956

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  547,726


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

   N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   6.86%

12 TYPE OF REPORTING PERSON*

   IA

Item 1.

  (a) Name of Issuer

      Mediware Information Systems, Inc.

  (b) Address of Issuer's Principal Executive Offices

      11711 WEST 79TH STREET
      LENEXA KS 66214

Item 2.

  (a) Name of Person Filing

      Bares Capital Management, Inc.

  (b) Address of Principal Business Office or, if none, Residence

      510 South Congress Ave Suite 306
      Austin, TX 78704

  (c) Citizenship

      USA

  (d) Title of Class of Securities

      Common stock

  (e) CUSIP Number

      584946107

Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b), check whether the person filing is a:

 (a) [ ] Broker or Dealer registered under Section 15 of the Act

 (b) [ ] Bank as defined in section 3(a)(6) of the Act

 (c) [ ] Insurance Company as defined in section 3(a)(19) of the act

 (d) [ ] Investment Company registered under section 8 of the
         Investment Company Act

 (e) [X] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

 (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-l(b)(l)(ii)(F)

 (g) [ ] Parent Holding Company, in accordance with
         240.13d-l(b)(ii)(G) (Note: See Item 7)

 (h) [ ] Group, in accordance with 240.13d-l(b)(l)(ii)(H)

Item 4. Ownership

  (a) Amount Beneficially Owned

      547,726

  (b) Percent of Class

      6.86%

  (c) Number of shares as to which such person has:

    (i)   sole power to vote or to direct the vote

          770

    (ii)  shared power to vote or to direct the vote

          546,956

    (iii) sole power to dispose or to direct the disposition of

          770

    (iv)  shared power to dispose or to direct the disposition of

          546,956

Item 5. [ ] Ownership of Five Percent or Less of a Class.

Item 6. [ ] Ownership of More than Five Percent on Behalf of
            Another Person

Item 7. [ ] Identification and Classification of the Subsidiary Which
            Acquired the Security Being Reported on By the Parent
            Holding Company

Item 8. [ ] Identification and Classification of Members of the Group

Item 9. [ ] Notice of Dissolution of Group

Item 10.[ ] Certification


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date
                                        2/1/06
                                        Signature
                                        /s/Brian T. Bares
                                        Brian T. Bares
                                        President